October 28, 2005

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

ATTN:  Pamela A. Long, Assistant Director

Re:	West Pharmaceutical Services, Inc.:
Registration Statement on Form S-3 filed September 20, 2005
Commission File No. 333-128438

Dear Ms. Long:

On behalf of West Pharmaceutical Services, Inc. (the “Company”), we are hereby responding to comments by the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated October 6, 2005 (the “Comment Letter”), in connection with the above-captioned registration statement (the “Registration Statement”).  Exhibit references contained in the response are to the form of prospectus contained in Pre-Effective Amendment No. 1 to the Registration Statement, which is being filed simultaneously with this response.  For convenience of reference, the Staff comment is reproduced below in italics under the Staff’s topic headings followed by the related Company response.

1.                                       We are not making any determination whether the disclosure, including, for example cautionary language or the disclosure’s placement, satisfies the sections’ requirements if the registration statement states that it:

•                                                  Includes forward-looking statements within the meaning of section 27A of the Securities Act and section 21E of the Exchange Act.

•                                                  Otherwise makes reference to those provisions.

•                                                  Makes reference to the Private Securities Litigation Reform Act of 1995 generally.

The Staff’s comment is duly noted.

Exhibit 5(a)

2.                                       Item 601(b)(5)(i) of Regulation S-K requires an opinion of counsel on the legality of the securities being registered to indicate whether the securities will, when sold in the registered offering, be legally issued, fully paid, and non-assessable.  Thus, revise the opinion’s third paragraph to comply with this requirement.

As requested, we have revised the third paragraph of the opinion to indicate that the securities will, when sold in the registered offering, be legally issued, fully paid, and non-assessable.

*                                         *                                         *

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this filing to the undersigned at 610.594.3319 or to John Duke at 610.640.7839.

Very truly yours,

/s/ John R. Gailey III

John R. Gailey III, Esq.

cc:	Edward M. Kelly, Esq., Senior Counsel
John P. Duke, Esq.
Thomas A. Kennedy, Esq.